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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	McCoy, Robert L.		Krispy Kreme Doughnuts, Inc. (KKD)
	4810 Culbreath Isles Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			December 10, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Tampa, FL 33629 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Contract (right and obligation to sell)		(1)		(1)		(1)		J(1)			(1)	(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	(1)		Common Stock	(1)		(1)		(1)		D

Explanation of Responses:

(1) See attached page.

/s/ Robert L. McCoy	December 11, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Attachment to Form 4
Robert L. McCoy

(1)	On October 2, 2002, the Robert L. McCoy Revocable Living Trust (the “Trust”) entered into a Variable Prepaid Forward Agreement (the “Agreement”) in connection with a Rule 10b5-1 Stock Trading Plan of the same date relating to up to 125,000 shares of common stock. As of December 10, 2002, the Trust’s investment bank (the “Investment Bank”) completed its hedge under the Agreement and the reporting person committed all 125,000 of those shares (the “Base Amount”) pursuant to which the Trust will deliver on May 23, 2006 (the “Share Delivery Date”) a number of shares of common stock (or, at the option of the Trust, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:

(a)	If the closing price (the “Settlement Price”) of the common stock on May 18, 2006 (the “Valuation Date”) is less than $42.7730 (the “Upside Cap”) but greater than $35.6442 (the “Downside Floor”), the Settlement Ratio shall be a ratio equal to the Downside Floor divided by the Settlement Price;

(b)	If the Settlement Price is equal to or greater than the Upside Cap, the Settlement Ratio shall be a ratio equal to the sum of (1) the Downside Floor divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Cap and the denominator of which is equal to the Settlement Price; and

(c)	If the Settlement Price is less than or equal to the Downside Floor, the Settlement Ratio will be one.

In consideration therefor, the Trust has received an aggregate purchase price of approximately $3,958,733. The Trust has pledged 125,000 shares of common stock to secure its obligations under the Agreement. Unless there is a default under the Agreement, the Trust retains all voting rights with respect to the shares until they are delivered to the Investment Bank.